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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 21, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F  __X__                                  Form 40-F _____


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   __X__                                           No  _____


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)



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Release time:

UK:  12:45pm BST Wednesday    US:  7:45 am EDT Wednesday
     May 21, 1997                  May 21, 1997

   Please contact:
    Marcelo Gumucio     US   415-843-7077
        Chief Executive Officer
    Anthony R. Muller        415-843-7070
        Senior Vice President
        Chief Financial Officer
    Ron Forbes          UK   01635-32646
        Vice President
        International Finance


Micro Focus Announces Revenue Growth and Profits for First Quarter

London, England and Palo Alto, California, May 21, 1997 - Micro Focus Group Plc (NASDAQ: MIFGY) today announced net revenue for its first quarter ended April 30, 1997 of USD 30,114,000 (GBP 18,575,000) as compared to USD 24,169,000 (GBP
15,856,000) reported in the first quarter of the prior fiscal year, a 25% increase. Net income for the quarter was USD 2,287,000 or USD 0.15 per share (GBP 1,377,000 or 9.1 pence per share). In the first quarter of fiscal 1996 the Company incurred a net loss of USD 13,210,000 or USD 0.87 per share (GBP 8,615,000 or 56.9 pence per share) following restructuring charges of USD 8,000,000 (GBP 5,195,000). In the quarter ended January 31, 1997 the Company reported net income of USD 2,715,000 or USD 0.18 per share (GBP 1,456,000 or 9.6 pence per share) on net revenue of USD 34,867,000 (GBP 20,818,000).

The turnaround in Micro Focus continued to produce profitable results for the third consecutive quarter. The comparison of results with the first quarter of the prior fiscal year reflects higher sales across several product lines including UNIX tools, software maintenance services, and tools for providing Year 2000 solutions. Expense levels throughout the Company were lower than in the prior calendar quarter, except those related to professional services where Micro Focus has been investing to expand its capacity. The Company noted that in prior years its first quarter has been seasonally its lowest. In addition, the Company previously announced that it had completed the acquisition of Millennium
(UK) Limited, a Year 2000 consulting firm, at the end of the first quarter for a consideration of USD 6.4m (GBP 4.0m) paid in a combination of cash and shares.

"We are now shifting our emphasis from fixing problems to capturing the many opportunities in our markets," said Marcelo Gumucio, CEO. "We have made considerable progress in focusing our efforts on our most promising markets, making key additions to our management team, and controlling costs. For the first time, our new management team can report strong revenue growth over the same quarter a year ago. Our strategies are in place for the legacy and distributed computing businesses as well as the expanding Year 2000 opportunity, and we anticipate making important new product releases in coming months."

"We believe we are now positioned to invest for future growth," noted Anthony R. Muller, Chief Financial Officer. "We have begun to make these investments by attracting talented people to Micro Focus, continuing to upgrade our infrastructure, and moving to exploit the many opportunities we see, including but not limited to providing Year 2000 solutions."


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As a foreign private issuer in the United States, Micro Focus is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, beginning in June 1997, the Company plans to furnish to the SEC on a voluntary basis quarterly reports on Form 6-K which will include the Company's results for the applicable quarter in a format similar to that of a Form 10-Q.

Micro Focus provides tools and technology for managing enterprise computing assets. The Company's state-of-the-art programming solutions allow application developers to manage and extend their enterprise applications for:

     - Distributed Computing -- developing and deploying production systems in distributed environments
     - Legacy Solutions -- moving application development and maintenance off of the mainframe; and
     - Year 2000 assessment and implementation -- providing solutions for reengineering systems to handle the millennium date change.

Micro Focus is located in the UK at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, G14 1QN - telephone 01635 32646 and in the US at 2465 East Bayshore Road, Palo Alto, California 94303 - telephone 415-856-4161. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

     The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act 1995: This first quarter announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of Micro Focus to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in revenue which may be caused by delays in the timing of the delivery of products or services, the effect of competitors' efforts to enter the Company's markets, and the ability of the Company to effectively manage its costs against uncertain revenue expectations. Further information on potential factors which could affect the Company's financial results are included on the Company's Form 20-F for the fiscal year ended January 31, 1997 filed with the SEC, as may be updated or amended with future filings with the SEC.

     The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the year ended January 31, 1997 are based on the audited financial statements which have been filed with the UK Registrar of Companies; the auditors' reports on both the UK and US financial statements for the year ended January 31, 1997 were unqualified. Copies of the 1996 Annual Report are available upon request to the Company Secretary of Micro Focus at the Registered Office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, England, RG14 1QN, or on the Securities and Exchange Commission Internet web site www.sec.gov. Following established Micro Focus practice, the directors do not intend to recommend the payment of a dividend.


MICRO FOCUS GROUP PLC - 1997 FIRST QUARTER REPORT
CONSOLIDATED STATEMENTS OF INCOME - IN US FORMAT

----------------------------------------------------------------------
(Unaudited)                                      Three months ended
in thousands of US dollars                            April 30
(except per share data)                            1997         1996
----------------------------------------------------------------------
Net revenue
 Product revenue                                   16,350      12,891
 Service revenue                                   13,764      11,278
----------------------------------------------------------------------
 Total net revenue                                 30,114      24,169
----------------------------------------------------------------------
Costs and expenses
 Cost of product revenue                            2,404       2,125
 Cost of service revenue                            4,953       4,693
 Research and development                           7,699       9,131
 Sales and marketing                               10,726      11,760
 General and administrative                         1,858       2,206
 Non-recurring charges                                 -        8,000
----------------------------------------------------------------------
Total costs and expenses                           27,640      37,915
----------------------------------------------------------------------
Income (loss) from operations                       2,474     (13,746)
Investment income                                     942         664
Interest expense                                       (3)        (13)
----------------------------------------------------------------------
Income (loss) before taxes                          3,413     (13,095)
Income taxes                                       (1,126)       (115)
----------------------------------------------------------------------
Net income (loss)                                   2,287     (13,210)
----------------------------------------------------------------------
Net income (loss) per share
 (in US dollars)                                     0.15       (0.87)
----------------------------------------------------------------------
Weighted average number of shares
 outstanding (thousands)                           15,763      15,145


=====================================================================

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

MICRO FOCUS GROUP PLC - 1997 FIRST QUARTER REPORT
CONSOLIDATED BALANCE SHEETS - IN US FORMAT

----------------------------------------------------------------------
in thousands of US dollars                       April 30  January 31
                                                   1997         1997
                                                (unaudited)
----------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                         36,567      71,560
 Short-term investments                            37,050          -
 Accounts receivable, net                          21,250      20,275
 Inventories                                          669         774
 Prepaid expenses and other assets                  3,447       2,490
----------------------------------------------------------------------
Total current assets                               98,983      95,099
----------------------------------------------------------------------
Fixed assets:
 Property, plant and equipment, net                32,480      32,868
 Goodwill, net                                      6,629          -
 Software product assets, net                      22,609      23,344
----------------------------------------------------------------------
Total assets                                      160,701     151,311
----------------------------------------------------------------------
Liabilities and shareholders' equity Current liabilities:
 Bank loans                                         1,763          -
 Accounts payable                                   5,244       4,886
 Accrued employee compensation
     and commissions                                6,041       5,811
 Income taxes payable                               5,377       4,142
 Deferred revenue                                  28,430      26,635
 Other current liabilities                          9,054      11,047
----------------------------------------------------------------------
Total current liabilities                          55,909      52,521
----------------------------------------------------------------------
Long-term debt and other liabilities                   23          24
Deferred income taxes                              10,109       9,983
Shareholders' equity:
 Ordinary shares                                    2,418       2,389
 Additional paid-in capital                        31,034      27,468
 Unrealized loss on available-for-sale
         securities, net of tax                       (87)         -
 Treasury stock                                    (8,959)     (8,959)
 Cunulative exchange (loss)                        (2,309)     (2,391)
 Retained earnings                                 72,563      70,276
----------------------------------------------------------------------
 Total shareholders' equity                        94,660      88,783
----------------------------------------------------------------------
Total liabilities and
         shareholders' equity                     160,701     151,311


=====================================================================

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

MICRO FOCUS GROUP PLC - 1997 FIRST QUARTER REPORT
CONSOLIDATED PROFIT AND LOSS ACCOUNT - IN UK FORMAT

----------------------------------------------------------------------
(Unaudited)                                      Three months ended
in thousands of GB pounds                             April 30
(except per share data)                            1997         1996
----------------------------------------------------------------------
Revenue
 Product revenue                                   10,099       8,451
 Service revenue                                    8,476       7,405
----------------------------------------------------------------------
 Total revenue                                     18,575      15,856
----------------------------------------------------------------------
Costs and expenses
 Cost of product revenue                            1,484       1,409
 Cost of service revenue                            3,049       3,125
 Research and development                           4,737       7,947
 Sales and marketing                                6,606       8,690
 General and administrative                         1,142       3,652
----------------------------------------------------------------------
Total costs and expenses                           17,018      24,823
----------------------------------------------------------------------
Operating profit / (loss)                           1,557      (8,967)
Investment income                                     500         436
Interest expense                                       (2)         (8)
----------------------------------------------------------------------
Profit/(loss) before taxation                       2,055      (8,539)
Taxation                                             (678)        (76)
----------------------------------------------------------------------
Profit/(loss) after taxation                        1,377      (8,615)
----------------------------------------------------------------------
Earnings/(loss) per share                            9.1p     (56.9p)


=====================================================================

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

MICRO FOCUS GROUP PLC - 1997 FIRST QUARTER REPORT
CONSOLIDATED BALANCE SHEET - IN UK FORMAT

----------------------------------------------------------------------
in thousands of GB pounds                        April 30  January 31
                                                   1997         1997
                                                (unaudited)
----------------------------------------------------------------------
Fixed assets
 Intangible fixed assets                           13,956      14,590
 Tangible fixed assets                             20,050      20,543
 Investment                                         5,634       5,634
----------------------------------------------------------------------
Total fixed assets                                 39,640      40,767
----------------------------------------------------------------------
Current assets
 Stock                                                413         484
 Trade debtors                                     13,117      12,672
 Other debtors and prepaid expenses                 2,128       1,556
 Cash and bank deposits                            45,443      44,725
----------------------------------------------------------------------
Total current assets                               61,101      59,437
----------------------------------------------------------------------
Creditors: amounts falling due within one year:
 Bank loans and overdrafts                          1,088          -
 Trade creditors                                    3,237       3,054
 Accrued employee compensation
      and commissions                               3,729       3,632
 Current corporation tax                            3,330       2,590
 Accrued expenses and
      other current liabilities                     5,588       6,904
 Deferred revenue                                  17,550      16,646
----------------------------------------------------------------------
Net current assets                                 26,579      26,611
----------------------------------------------------------------------
Total assets less current liabilities              66,219      67,378
Creditors: amounts falling due
      after more than one year                         14          15
Provision for liabilities and charges:
 Deferred taxation                                  6,241       6,239
----------------------------------------------------------------------
Net assets                                         59,964      61,124
----------------------------------------------------------------------

Capital and reserves
 Called up share capital                            1,534       1,517
 Share premium and other reserves                  20,246      18,071
 Profit and loss account                           38,184      41,536
----------------------------------------------------------------------
Total shareholders' funds                          59,964      61,124


=====================================================================

                          ***  ENDS  ***

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Micro Focus Group Public Limited Company
                                                      (Registrant)


Date: May 22, 1997                     By: /s/ Loren E. Hillberg
                                           --------------------------
                                            Loren E. Hillberg
                                            Vice President and General Counsel